(As filed with the Securities and Exchange Commission
					January 8, 2000)

									File No. 70-9791

   					AMENDMENT NO. 4 TO
                               FORM U-1
                 APPLICATION OR DECLARATION UNDER THE
              PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ----------------------------------

                   Madison Gas and Electric Company
                        133 South Blair Street
                            P.O. Box 1231
                    Madison, Wisconsin 53701-1231

            (Names of companies filing this statement and
              addresses of principal executive offices)
                  ---------------------------------

                                 None

           (Name of top registered holding company parent)
                  ---------------------------------

                          Mark C. Williamson
         Executive Vice President and Chief Strategic Officer
                   Madison Gas and Electric Company
                        133 South Blair Street
                            P.O. Box 1231
                    Madison, Wisconsin 53701-1231

               (Name and address of agent for service)

  The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

Lee Cullen                         Gary Mathis
Cullen Weston Pines & Bach LLP     Madison Gas and Electric Co.
122 West Washington Avenue         133 South Blair Street
Suite 900                          P.O. Box 1231
Madison, WI 53703                  Madison, WI 53701-1231
Ph: (608) 251-0101                 Ph: (608) 252-7000
Fax: (608) 251-2883                Fax: (608) 252-7098
E-mail: cullen@cwpb.com            E-mail: gmathis@mge.com


Madison Gas and Electric Company hereby amends and restates its Application/Declaration on Form U-1 in Commission file No.
70-9791 as follows:

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


********************************
In the Matter of
Madison Gas and Electric Company
File No. 70-9791
(Public Utility Holding Company
Act of 1935)
********************************


CERTIFICATE
PURSUANT TO
RULE 24

Madison Gas and Electric Company ("MGE") hereby files
this Certificate of Notification (the "Certificate"), in connection with the transactions proposed in the Form U-1 Application-Declaration (the "Application-Declaration"), as amended, of MGE in File No. 70-9791. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated December 29, 2000 (the "Order"). MGE hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:
i.	On December 29, 2000, and effective as of January
1, 2001: (a) MGE transferred ownership and control over its transmission assets ("MGE Transmission Assets") to the American Transmission Company LLC ("Transco"); (b) MGE received, in exchange for such transfers, member units of the Transco; (c) MGE purchased Class A shares and one Class B share of ATC Management Inc. ("Corporate Manager"); (d) the Transco issued its member units to Wisconsin Electric Power Co. ("WEPCO"), Wisconsin Public Power, Inc. ("WPPI"), Wisconsin Public Service Corporation ("WPS"), Wisconsin Power and Light Company ("WPL") and South Beloit Water Gas and Electric Company ("South Beloit") in exchange for transmission assets or cash, as the case may be;
(e) the Corporate Manager issued its Class A and Class B shares to WPL, WEPCO, WPPI, WPS and MGE in exchange for cash payments;
(f) the Corporate Manager commenced acting as manager of the Transco; (g) the trustee under MGE's indenture released the MGE Transmission Assets from the lien of the MGE indenture.
ii.	Filed herewith as Exhibit F-2 is a "past-tense"
Opinion of Counsel for MGE.

EXHIBIT F-2
January 8, 2001
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549
Re:	Madison Gas and Electric Company
(File No. 70-9791)
Ladies and Gentlemen:
We have read the Application/Declaration on Form U-1, as
amended ("Application"), in the above-referenced proceeding under the Public Utility Holding Company Act of 1935, as amended.
We have acted as counsel for Madison Gas and Electric
Company ("MGE") in connection with the Application. We have also read the order of the Commission dated December 29, 2000 ("Order"), approving the Application.
We are furnishing this opinion with respect to the
transactions proposed in the Application, which relate to: (i) MGE's transfer of certain transmission assets to the American Transmission Company LLC ("Transco"); (ii) MGE's receipt of Transco member units in exchange for such assets; and (iii) the purchase by MGE and other utilities of ATC Management Inc. ("Corporate Manager") shares (collectively, the "Transactions"). On December 29, 2000, in accordance with the terms and conditions of the Order, the Applicants undertook the Transactions.
We are of the opinion that the Transactions have been consummated in accordance with said Application and your Order. Further, we are of the opinion that:
(a) all state laws applicable to the Transactions have
been complied with;
(b) MGE and the Corporate Manager are corporations duly incorporated and validly existing under the laws of the State of Wisconsin.  The Transco is a limited
liability company duly organized and validly existing
under the laws of the state of Wisconsin.
(c) (i) The Class A shares and the Class B share of common
stock which MGE has acquired of the Corporate Manager
are validly issued, fully paid and (except as
otherwise provided in Section 180.0622(2)(b) of the
Wisconsin Business Corporation Law, as judicially
interpreted) nonassessable, and MGE is entitled to the
rights and privileges appertaining thereto set forth
in the Corporate Manager's Restated Articles of
Incorporation and the Amended and Restated Bylaws, and Shareholders Agreement by and among MGE, Wisconsin
Electric Power Company, Wisconsin Power & Light
Company, Wisconsin Public Service Corp., Wisconsin
Public Power Inc. and ATC Management Inc.
(ii) The member units representing membership
interests in the Transco which MGE has acquired are
validly issued, fully paid and nonassessable, and MGE
is entitled to the rights and privileges appertaining
thereto set forth in the Articles of Organization and
Operating Agreement of the Transco.
(d)	MGE has legally acquired a membership interest in the
Transco, and MGE has legally acquired the shares of
the Corporate Manager; and
(e)	the consummation of the Transactions did not violate
the legal rights of the holders of any securities issued by MGE or any associate company thereof.
The attorneys of our law firm are licensed to practice in the State of Wisconsin and have acted as counsel to MGE in connection with the Transactions. We express no opinion with respect to the laws of any other state or jurisdiction.

Sincerely,
CULLEN WESTON PINES & BACH LLP
/s/ Lee Cullen
Lee Cullen
LC:st


SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, MGE has duly caused this certificate and statement to be signed on its behalf by the undersigned thereunto duly authorized.


                    MADISON GAS AND ELECTRIC COMPANY



               By:  /s/ Mark A. Frankel
 				Mark A. Frankel
 				Vice President, General Counsel
                    and Secretary

                    Dated: January 8, 2001



2
		Error! Unknown document property name.
4